Exhibit 99.123

NR: 21-05 | February 3, 2021

Skeena Intersects Thick 58.50 metre Interval Grading 4.06 g/t AuEq within 21C Zone Development Buffer at Eskay Creek

Vancouver, BC (February 3, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 2 drilling campaign at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. The Phase 2 infill program, focused upon resource category conversions for the Pre-Feasibility Study (“PFS”) on open-pit constrained resources, is now complete. One drill rig is active at the Project finalizing a 5,000 m near-mine exploration program. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Infill Drilling Highlights - 21B, 21C and 21E Zones

•	3.27 g/t Au, 59 g/t Ag (4.06 g/t AuEq) over 58.50 m (SK-20-575)

•	15.37 g/t Au, 20 g/t Ag (15.64 g/t AuEq) over 10.26 m (SK-20-580)

•	1.73 g/t Au, 120 g/t Ag (3.33 g/t AuEq) over 33.85 m (SK-20-655)

•	2.36 g/t Au, 6 g/t Ag (2.44 g/t AuEq) over 48.50 m (SK-20-668)

•	2.62 g/t Au, 143 g/t Ag (4.53 g/t AuEq) over 40.00 m (SK-20-689)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

21C Zone Again Delivers Robust Widths

Drilling results from the 21C Zone continue to produce exceptional grades and widths as exemplified by a 58.50 m intercept grading 3.27 g/t Au, 59 g/t Ag (4.06 g/t AuEq; SK-20-575). This intersection occurs 25 m east of previously reported 49.60 m intersection of 7.17 g/t Au, 146 g/t Ag (9.12 g/t AuEq; SK-20-579). Gold-silver replacement mineralization within the 21C Zone is dominantly hosted in the footwall felsic volcanics which are intensely sericitized; minor exhalative mineralization is hosted within the overlying historically mined Contact Mudstone.

21E Zone – High-Grade Silver

Results received from the 21E Zone are equally impressive as highlighted by 40.00 m of 2.62 g/t Au, 143 g/t Ag (4.53 g/t AuEq; SK-20-689) including subintervals containing high-grade silver grading 12.15 g/t Au, 2,260 g/t Ag (42.28 g/t AuEq) over 1.00 m and 2.29 g/t Au, 889 g/t Ag (14.14 g/t AuEq) over 1.15 m. Infill drilling within the 21E and other zones throughout the Eskay Creek Deposit continues to confirm and upgrade the Inferred resources defined by wide-spaced historical drilling.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length-Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-575	146.00	204.50	58.50	3.27	59	4.06	21C
Including	156.42	157.42	1.00	24.40	11	24.55	21C
and	184.09	185.00	0.91	16.35	267	19.91	21C
and	185.00	185.89	0.89	10.00	105	11.40	21C
and	185.89	187.00	1.11	12.70	37	13.19	21C
and	188.66	189.50	0.84	17.00	5	17.07	21C
SK-20-575	209.00	215.05	6.05	0.84	5	0.90	21C
SK-20-580	153.85	164.11	10.26	15.37	20	15.64	21C
Including	160.25	161.00	0.75	20.90	23	21.21	21C
and	161.00	163.00	2.00	64.00	41	64.55	21C
SK-20-580	186.50	200.50	14.00	1.16	67	2.05	21C
SK-20-610	137.75	143.20	5.45	8.26	351	12.93	21C
Including	139.13	140.10	0.97	23.00	1230	39.40	21C
and	141.03	141.65	0.62	18.20	528	25.24	21C
and	141.65	142.23	0.58	5.91	310	10.04	21C
SK-20-610	145.25	149.00	3.75	1.94	5	2.01	21C
SK-20-610	155.50	164.00	8.50	0.73	5	0.80	21C
SK-20-611	138.00	154.00	16.00	0.99	29	1.37	21C
SK-20-612	147.89	155.00	7.11	1.97	19	2.23	21C
SK-20-612	158.00	162.00	4.00	0.91	5	0.98	21C
SK-20-628	156.30	198.50	42.20	1.75	21	2.03	21C
Including	163.42	164.50	1.08	10.05	5	10.12	21C
SK-20-628	201.50	215.50	14.00	0.98	35	1.45	21C
SK-20-628	218.95	224.14	5.19	0.92	8	1.02	21C
SK-20-628	227.00	240.50	13.50	1.55	5	1.62	21C
SK-20-629	61.00	65.00	4.00	1.04	16	1.26	HW
SK-20-631	71.85	75.00	3.15	1.72	120	3.32	HW
SK-20-632	46.28	63.07	16.79	2.44	80	3.51	HW
Including	53.60	54.50	0.90	7.80	318	12.04	HW
and	61.74	63.07	1.33	6.40	449	12.39	HW
SK-20-633	45.00	47.20	2.20	1.17	46	1.79	HW

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-633	52.62	57.30	4.68	1.07	21	1.35	HW
SK-20-633	60.10	65.00	4.90	0.93	53	1.63	HW
SK-20-634	53.00	55.84	2.84	1.68	66	2.56	HW
SK-20-635	140.67	145.80	5.13	3.63	376	8.65	21C
Including	141.96	143.00	1.04	11.50	710	20.97	21C
and	143.00	143.81	0.81	1.40	1255	18.13	21C
SK-20-635	149.10	157.54	8.44	0.86	5	0.93	21C
SK-20-635	214.52	226.25	11.73	4.66	10	4.79	21C
Including	219.40	220.08	0.68	17.95	7	18.04	21C
and	220.08	221.10	1.02	10.40	<5	10.40	21C
SK-20-636	108.00	117.50	9.50	2.39	55	3.13	21B
SK-20-636	129.50	140.00	10.50	1.53	76	2.54	21B
SK-20-638	184.00	190.00	6.00	1.48	5	1.55	21B
SK-20-639	139.82	142.54	2.72	0.69	8	0.79	21B
SK-20-639	163.16	168.23	5.07	2.69	5	2.76	21B
SK-20-639	172.38	177.03	4.65	5.16	5	5.23	21B
SK-20-640	173.85	183.00	9.15	1.47	5	1.53	21B
SK-20-641	21.85	27.40	5.55	2.78	5	2.85	21A
SK-20-641	36.00	43.00	7.00	0.43	191	2.98	21A
SK-20-641	50.25	53.65	3.40	0.91	110	2.38	21A
SK-20-641	56.65	59.70	3.05	0.41	79	1.47	21A
SK-20-641	64.84	68.20	3.36	0.90	203	3.61	21A
SK-20-641	71.75	76.25	4.50	0.69	13	0.87	21A
SK-20-641	81.70	90.70	9.00	0.45	109	1.89	21A
SK-20-641	142.60	150.00	7.40	1.86	5	1.93	21A
SK-20-642	103.00	105.00	2.00	0.86	26	1.20	21A
SK-20-642	113.40	115.40	2.00	0.81	24	1.12	21A
SK-20-643	168.05	171.50	3.45	2.77	5	2.84	21C
SK-20-643	176.00	181.00	5.00	1.35	5	1.42	21C
SK-20-644	58.24	71.00	12.76	1.72	40	2.25	21C
SK-20-647	110.00	112.00	2.00	2.43	5	2.50	21A
SK-20-647	116.45	118.95	2.50	1.42	5	1.48	21A
SK-20-649	12.95	36.00	23.05	1.61	56	2.36	HW
SK-20-649	43.70	48.00	4.30	0.97	37	1.46	HW
SK-20-650	19.00	23.70	4.70	1.51	34	1.96	21E
SK-20-650	31.40	43.60	12.20	2.17	44	2.75	21E
SK-20-650	47.00	54.50	7.50	4.19	18	4.43	21E
SK-20-651	17.50	19.77	2.27	1.28	18	1.52	21E
SK-20-651	29.63	55.00	25.37	1.78	28	2.15	21E
SK-20-652	2.90	15.48	12.58	0.88	37	1.37	21E
SK-20-652	19.40	29.20	9.80	2.99	22	3.29	21E
SK-20-652	32.37	36.50	4.13	1.14	47	1.77	21E
SK-20-652	63.00	67.50	4.50	1.17	5	1.24	21E
SK-20-652	90.50	105.00	14.50	1.46	48	2.10	21E
SK-20-653	7.50	12.25	4.75	0.95	63	1.79	21E
SK-20-653	16.40	26.80	10.40	3.56	29	3.94	21E
SK-20-653	29.65	36.00	6.35	0.98	39	1.50	21E
SK-20-653	51.00	63.00	12.00	3.92	59	4.70	21E
Including	57.50	58.50	1.00	14.25	341	18.80	21E
SK-20-654	6.00	12.43	6.43	0.75	39	1.27	21E
SK-20-654	14.50	27.49	12.99	2.32	23	2.63	21E
SK-20-654	32.10	36.50	4.40	1.06	60	1.86	21E
SK-20-654	60.00	69.00	9.00	1.68	22	1.98	21E
SK-20-654	73.50	91.50	18.00	3.81	18	4.05	21E
Including	82.50	84.00	1.50	13.05	112	14.54	21E

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-654	102.00	108.00	6.00	4.86	70	5.79	21E
Including	105.00	106.00	1.00	24.50	67	25.39	21E
SK-20-654	111.00	113.00	2.00	1.20	5	1.26	21E
SK-20-655	5.50	18.05	12.55	0.77	36	1.25	21E
SK-20-655	21.00	28.00	7.00	1.81	27	2.17	21E
SK-20-655	34.94	40.50	5.56	1.34	19	1.59	21E
SK-20-655	58.15	92.00	33.85	1.73	120	3.33	21E
Including	72.75	74.00	1.25	2.36	1805	26.43	21E
SK-20-656	146.25	148.87	2.62	1.42	7	1.52	21C
SK-20-656	166.00	183.07	17.07	1.43	5	1.50	21C
SK-20-656	196.50	204.00	7.50	1.35	6	1.43	21C
SK-20-656	208.80	215.00	6.20	1.27	5	1.34	21C
SK-20-656	218.00	227.00	9.00	0.92	5	0.99	21C
SK-20-657	61.50	64.00	2.50	3.04	34	3.49	HW
SK-20-658	50.60	56.85	6.25	4.73	68	5.64	HW
Including	53.35	54.00	0.65	10.35	122	11.98	HW
and	54.00	54.70	0.70	15.00	28	15.37	HW
SK-20-658	59.85	65.00	5.15	1.13	21	1.41	HW
SK-20-659	43.40	49.31	5.91	1.45	19	1.70	HW
SK-20-659	59.63	65.00	5.37	1.67	99	2.99	HW
SK-20-661	144.46	154.50	10.04	0.88	67	1.77	21B
SK-20-661	177.50	194.00	16.50	2.02	60	2.82	21B
SK-20-662	147.00	157.50	10.50	1.91	66	2.79	21B
SK-20-662	160.50	168.33	7.83	4.58	27	4.95	21B
SK-20-663	91.38	93.84	2.46	4.43	512	11.26	21C
Including	91.38	92.07	0.69	6.85	292	10.74	21C
and	92.57	93.20	0.63	2.02	1295	19.29	21C
and	93.20	93.84	0.64	7.14	331	11.55	21C
SK-20-663	97.21	116.11	18.90	3.08	45	3.68	21C
Including	99.59	100.23	0.64	22.10	811	32.91	21C
and	102.95	103.75	0.80	18.90	5	18.97	21C
SK-20-663	122.26	128.66	6.40	1.66	9	1.78	21C
SK-20-663	141.00	168.50	27.50	1.33	11	1.47	21C
SK-20-664	80.91	87.38	6.47	4.48	136	6.30	21C
Including	84.00	84.74	0.74	10.75	88	11.92	21C
and	84.74	85.51	0.77	13.00	662	21.83	21C
SK-20-664	89.56	100.50	10.94	1.03	6	1.12	21C
SK-20-664	105.00	110.91	5.91	1.54	25	1.88	21C
SK-20-664	138.88	153.50	14.62	1.39	5	1.46	21C
SK-20-664	159.45	161.90	2.45	0.85	6	0.94	21C
SK-20-664	166.81	172.00	5.19	1.53	5	1.60	21C
SK-20-665	100.00	103.95	3.95	1.40	33	1.84	21C
SK-20-665	107.55	109.91	2.36	1.03	8	1.14	21C
SK-20-665	112.04	126.79	14.75	2.02	10	2.16	21C
Including	121.19	121.79	0.60	14.60	71	15.55	21C
SK-20-665	132.90	137.50	4.60	0.87	15	1.07	21C
SK-20-665	141.50	153.89	12.39	1.41	9	1.53	21C
SK-20-665	158.50	163.50	5.00	2.33	6	2.41	21C
SK-20-666	80.00	93.00	13.00	1.33	50	2.00	21C
SK-20-666	95.59	107.95	12.36	1.10	18	1.34	21C
SK-20-666	113.00	123.50	10.50	1.27	164	3.46	21C
Including	117.50	119.00	1.50	2.09	897	14.05	21C
SK-20-666	134.00	165.50	31.50	1.70	7	1.79	21C
SK-20-667	95.00	100.00	5.00	1.46	95	2.72	21C
Including	97.69	98.68	0.99	4.84	424	10.49	21C
SK-20-667	109.00	128.00	19.00	1.30	11	1.44	21C

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-667	132.00	140.24	8.24	0.86	7	0.96	21C
SK-20-667	148.13	164.69	16.56	1.76	16	1.98	21C
SK-20-668	85.28	90.50	5.22	0.87	17	1.10	21C
SK-20-668	97.23	106.11	8.88	1.66	40	2.19	21C
SK-20-668	117.00	123.59	6.59	2.03	9	2.15	21C
SK-20-668	126.50	175.00	48.50	2.36	6	2.44	21C
SK-20-669	78.12	86.60	8.48	3.33	46	3.93	21C
Including	84.54	86.04	1.50	10.00	110	11.47	21C
SK-20-669	90.33	110.00	19.67	1.97	39	2.49	21C
Including	90.33	91.12	0.79	11.25	313	15.42	21C
SK-20-669	115.00	118.00	3.00	1.17	5	1.24	21C
SK-20-669	129.50	134.00	4.50	0.95	5	1.02	21C
SK-20-669	137.00	164.09	27.09	1.22	27	1.58	21C
SK-20-670	24.93	27.65	2.72	5.55	15	5.76	21C
Including	26.00	26.79	0.79	11.80	10	11.93	21C
SK-20-670	98.00	109.34	11.34	5.20	129	6.92	21C
Including	98.50	99.26	0.76	36.40	1105	51.13	21C
and	102.68	103.18	0.50	23.70	656	32.45	21C
and	108.30	108.84	0.54	12.30	271	15.91	21C
SK-20-670	112.40	120.50	8.10	1.05	18	1.29	21C
SK-20-670	123.50	136.00	12.50	1.32	7	1.41	21C
SK-20-670	145.00	147.50	2.50	1.24	8	1.35	21C
SK-20-670	154.11	173.00	18.89	1.20	14	1.38	21C
SK-20-672	27.80	30.20	2.40	2.23	21	2.51	21C
SK-20-672	91.75	112.85	21.10	1.51	20	1.78	21C
SK-20-672	118.70	156.50	37.80	1.79	7	1.89	21C
SK-20-673	137.60	149.50	11.90	0.87	10	1.01	21C
SK-20-675	111.75	139.50	27.75	2.38	30	2.78	21C
SK-20-676	105.64	113.20	7.56	2.74	111	4.23	21C
Including	106.42	107.20	0.78	12.60	754	22.65	21C
SK-20-676	117.20	151.00	33.80	2.25	9	2.37	21C
SK-20-681	133.25	136.00	2.75	0.91	7	1.00	21C
SK-20-681	149.50	175.00	25.50	3.78	6	3.86	21C
SK-20-681	183.50	186.50	3.00	0.73	5	0.80	21C
SK-20-683	139.60	145.50	5.90	0.93	5	1.00	21C
SK-20-683	148.50	175.50	27.00	1.97	5	2.04	21C
SK-20-683	178.50	181.50	3.00	0.95	5	1.02	21C
SK-20-684	128.60	131.40	2.80	1.17	5	1.24	21C
SK-20-684	143.00	147.75	4.75	1.30	5	1.37	21C
SK-20-684	160.66	178.50	17.84	2.70	5	2.77	21C
SK-20-686	121.50	126.40	4.90	3.40	259	6.86	21C
Including	122.20	122.90	0.70	4.12	1090	18.65	21C
and	122.90	123.60	0.70	7.10	536	14.25	21C
SK-20-686	128.70	136.00	7.30	0.70	5	0.77	21C
SK-20-686	148.30	173.00	24.70	2.42	5	2.49	21C
SK-20-687	123.20	134.20	11.00	1.26	85	2.39	21C
Including	123.20	124.00	0.80	2.87	540	10.07	21C
SK-20-687	139.00	143.50	4.50	2.35	99	3.67	21C
SK-20-687	147.00	155.80	8.80	1.38	5	1.44	21C
SK-20-688	126.25	140.10	13.85	4.71	15	4.91	21C
Including	138.10	139.10	1.00	22.00	<5	22.00	21C
SK-20-688	143.00	146.00	3.00	1.55	5	1.62	21C
SK-20-688	152.00	155.50	3.50	1.55	5	1.62	21C
SK-20-689	1.20	17.84	16.64	3.65	26	4.00	21E

Hole-ID	From (m)	To (m)	Core Length	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-689	22.45	32.00	9.55	1.23	116	2.78	21E
SK-20-689	52.00	92.00	40.00	2.62	143	4.53	21E
Including	87.00	88.00	1.00	12.15	2260	42.28	21E
and	88.85	90.00	1.15	2.29	889	14.14	21E

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-575	9,761.4	10,289.0	1,018.6	220.0	128.1	-81.0
SK-20-580	9,761.4	10,289.0	1,019.0	215.0	210.1	-84.0
SK-20-610	9,712.5	10,627.4	916.9	165.0	95.2	-75.2
SK-20-611	9,712.5	10,627.4	920.1	165.0	95.2	-69.9
SK-20-612	9,712.5	10,627.4	920.0	165.0	95.2	-64.1
SK-20-628	9,855.7	10,366.1	1,013.4	240.5	253.0	-76.0
SK-20-629	9,989.5	10,785.3	909.7	65.0	167.2	-81.1
SK-20-631	9,989.5	10,785.3	909.2	75.0	167.2	-65.0
SK-20-632	9,989.5	10,785.3	909.8	65.0	199.9	-69.0
SK-20-633	9,989.5	10,785.3	910.1	65.0	262.3	-67.2
SK-20-634	9,989.5	10,785.3	910.6	60.0	262.0	-83.1
SK-20-635	9,738.1	10,633.7	923.6	232.0	96.9	-86.0
SK-20-636	9,886.9	10,361.8	1,013.2	145.0	102.6	-66.2
SK-20-638	9,755.9	10,661.4	912.8	200.0	100.3	-52.0
SK-20-639	9,863.7	10,654.5	941.9	181.0	260.8	-89.3
SK-20-640	9,863.7	10,654.5	941.5	183.0	345.2	-81.4
SK-20-641	9,822.3	9,800.8	1,057.3	150.0	250.2	-44.9
SK-20-642	9,822.3	9,800.8	1,057.3	151.0	219.8	-44.8
SK-20-643	9,863.7	10,654.5	943.0	181.0	345.5	-84.7
SK-20-644	9,990.9	10,770.0	911.4	71.0	192.2	-81.2
SK-20-647	9,822.3	9,800.8	1,057.4	152.0	219.8	-60.1
SK-20-649	9,936.2	10,780.2	897.1	55.0	75.4	-65.0
SK-20-650	10,062.4	10,428.1	966.9	65.0	30.1	-62.2
SK-20-651	10,062.4	10,428.1	965.0	55.0	30.1	-79.9
SK-20-652	10,107.0	10,363.0	978.4	105.0	110.1	-67.2
SK-20-653	10,107.0	10,363.0	976.9	75.0	122.8	-57.0
SK-20-654	10,107.0	10,363.0	981.6	120.0	138.1	-65.1
SK-20-655	10,107.0	10,363.0	979.9	115.0	165.1	-81.7
SK-20-656	9,855.7	10,366.1	1,012.4	227.0	241.8	-78.2
SK-20-657	9,990.9	10,770.0	912.1	68.0	192.0	-65.3
SK-20-658	9,990.9	10,770.0	912.6	65.0	223.0	-71.1
SK-20-659	9,990.9	10,770.0	911.4	65.0	272.2	-66.1
SK-20-661	9,861.5	10,482.4	1,001.6	200.0	114.2	-72.0
SK-20-662	9,861.5	10,482.4	996.9	180.0	141.2	-78.0
SK-20-663	9,814.6	10,876.0	849.3	170.0	177.0	-66.2
SK-20-664	9,814.6	10,876.0	849.3	172.0	182.1	-75.3
SK-20-665	9,814.6	10,876.0	849.3	167.0	182.9	-62.2
SK-20-666	9,814.6	10,876.0	849.3	174.0	186.0	-71.0
SK-20-667	9,814.6	10,876.0	849.3	178.0	191.1	-64.0
SK-20-668	9,814.6	10,876.0	849.3	175.0	192.0	-69.9
SK-20-669	9,814.6	10,876.0	849.3	176.0	192.8	-73.9
SK-20-670	9,814.6	10,876.0	849.3	177.0	194.9	-60.0
SK-20-672	9,814.6	10,876.0	849.3	161.0	207.5	-76.9

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-673	9,814.6	10,876.0	849.3	162.0	207.2	-50.1
SK-20-675	9,814.6	10,876.0	849.3	148.0	220.7	-65.0
SK-20-676	9,814.6	10,876.0	849.3	159.0	223.0	-69.9
SK-20-681	9,718.0	10,727.4	881.4	190.0	91.2	-55.1
SK-20-683	9,718.0	10,727.4	881.5	193.0	96.0	-57.0
SK-20-684	9,718.0	10,727.4	881.8	195.0	96.1	-53.1
SK-20-686	9,718.0	10,727.4	884.6	195.0	96.0	-60.9
SK-20-687	9,718.0	10,727.4	886.3	155.8	102.0	-59.0
SK-20-688	9,718.0	10,727.4	885.5	155.5	110.1	-63.2
SK-20-689	10,130.6	10,362.1	976.7	112.0	250.1	-82.9

SKEENA RESOURCES

ESKAY CREEK PROJECT
DRILL HOLE LOCATION MAP
FEBRUARY 2021
SK-20-676
SK-20-675
SK-20-673
SK-20-672
SK-20-670
SK-20-669
SK-20-668
SK-20-667
SK-20-666
SK-20-665
SK-20-664
SK-20-663
NEX ZONE
SK-20-688
SK-20-687
SK-20-686
SK-20-684
SK-20-683
SK-20-681
SK-20-629
SK-20-631
SK-20-632
SK-20-633
SK-20-634
SK-20-638
SK-20-637
109 ZONE
SK-20-649
SK-20-612
SK-20-611
SK-20-610
SK-20-657
SK-20-644
SK-20-658
SK-20-659
SK-20-640
SK-20-639
SK-20-635
SK-20-643
21C ZONE
SK-20-662
SK-20-661
21E ZONE
SK-20-656
SK-20-628
SK-20-651
SK-20-650
SK-20-636
SK-20-580
SK-20-575
SK-20-655
21B ZONE
SK-20-654
SK-20-689
SK-20-653
SK-20-652
21A ZONE
SECTION 10270N
SK-20-647
SK-20-641
SK-20-642
2019 AU-AG PEA RESOURCES (PROJECTED TO SURFACE)
HISTORIC UNDERGROUND MINE DEVELOPMENT
400
0
400
800 Meters

Walt Coles Jr., President & CEO
Kelly Earle, Vice President Communications
EMAIL: kearle@skeenaresources.com

Suite 650, 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3
TEL 604 684 8725 | FAX 604 558 7695

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skeenaresources.com

ESKAY CREEK PROJECT
21C AND 21B ZONES
VERTICAL SECTION 10270N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
21B ZONE
BASALTS
900 mASL
SK-20-579:
10.19 G/T AUEQ OVER 3.15 METRES
9.24 / 2.85
10.81 / 3.00
6.52 / 2.00
5.01 / 6.57
0.80 / 4.00
SK-20-580:
15.64 G/T AUEQ OVER 10.26 METRES
/ 26.30
0.84 / 2.48
2019 PEA PIT LIMITS
SK-20-579:
9.12 G/T AUEQ OVER 49.60 METRES
2.65 / 13.04
3.18 / 13.79
SK-20-575:
4.06 G/T AUEQ OVER 58.50 METRES
5.80 / 24.10
FORMER 25 METRE
DEVELOPMENT BUFFER
CONTACT MUDSTONES
2.63 / 7.39
SK-20-580:
2.05 G/T AUEQ OVER 14.00 METRES
1.39 / 17.50
HISTORICAL MINE DEVELOPMENT
800 mASL
21C ZONE
2019 AU-AG PEA RESOURCES
RHYOLITES
2020 SKEENA DRILL INTERCEPT
(G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT
(G/T AUEQ / METRES)
100 METRES
700 mE
800 mE
900 mE